FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of January 2005

Commission File No. 000-19865


                              CEDARA SOFTWARE CORP.
                               (Registrant's name)

                                6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                   Form 40-F          X

                    ----------------             ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):




         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No          X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report:


No.        Document
1. Business Acquisition Report dated December 22, 2004

                                                                 Document 1



                                 [CEDARA Logo]
                                    CEDARA
                             Software with Vision





                             CEDARA SOFTWARE CORP.



                          BUSINESS ACQUISITION REPORT

                              DECEMBER 22ND, 2004

                             CEDARA SOFTWARE CORP.

                                 FORM 51-102F4
                          BUSINESS ACQUISITION REPORT

ITEM 1   IDENTITY OF COMPANY

1.1      NAME AND ADDRESS OF COMPANY

         Cedara Software Corp. ("CEDARA")
         6509 Airport Road
         Mississauga, Ontario
         L4V 1S7

1.2      EXECUTIVE OFFICER

         Further information regarding the matters described in this report may be obtained from Mr. Brian Pedlar, Chief Financial Officer and Corporate Secretary of Cedara who may be contacted at (905) 672-2100 (ext. 2015).

ITEM 2   DETAILS OF ACQUISITION

2.1      NATURE OF BUSINESS ACQUIRED

         On October 8, 2004, Cedara acquired all of the issued and outstanding shares of eMed Technologies Corporation ("eMed"), a privately-held provider of Picture Archiving and Communications Systems (PACS) and web-based medical imaging radiology solutions based in Burlington, Massachusetts (the "Acquisition").

2.2      DATE OF ACQUISITION

         The date of the Acquisition was October 8, 2004.

2.3      CONSIDERATION

         The total amount of consideration paid for the Acquisition, together with the transaction costs, was $61.8 million (US$49.0 million). Cedara financed the Acquisition with approximately $18.3 million (US$14.5 million) from its own cash reserves and approximately $18.9 million (US$15.0 million) from its term credit facility with the Royal Bank of Canada ("RBC"). The remainder of the consideration was financed from the approximately $24.6 million (US$19.5 million) cash on the balance sheet of eMed on the closing of the Acquisition. Under the term credit facility, RBC provided an acquisition term facility of up to $22.5 million to allow Cedara to finance part of the acquisition of eMed. The remaining unused portion of the acquisition term facility was then cancelled.

2.4      EFFECT ON FINANCIAL POSITION

         There are no plans or proposals for material changes in the business affairs of Cedara or in the business affairs of eMed that may have a significant effect on the results of operations and financial position of Cedara.

2.5      PRIOR VALUATIONS

         No valuation opinion has been required by applicable securities legislation or stock exchange rules in respect of eMed within the last 12 months.

2.6      PARTIES TO TRANSACTION

         No informed person, associate or affiliate of Cedara was a party to the Acquisition.

2.7      DATE OF REPORT

         December 22, 2004

ITEM 3   FINANCIAL STATEMENTS

         The following financial statements are included as part of this Business Acquisition Report:

3.1      CEDARA SOFTWARE CORP.

         Unaudited pro forma consolidated balance sheet of Cedara Software Corp as at September 30, 2004, and unaudited pro forma consolidated statement of operations of Cedara Software Corp for the three months ended September 30, 2004 and the year ended June 30, 2004, together with KPMG's compilation report dated December 22, 2004;

3.2      EMED TECHNOLOGIES CORPORATION

         a. Audited financial statements of eMed Technologies Corporation for fiscal years ended December 31, 2003 and 2002, together with Ernst & Young LLP's audit report dated May 3, 2004, except for Note 11, as to which the date is December 19, 2004; and

         b. Unaudited financial statements of eMed Technologies Corporation for the nine month periods ended September 30, 2004 and 2003.

            Unaudited pro forma consolidated financial statements of

                             CEDARA SOFTWARE CORP.

                             See Compilation Report





        As at September 30, 2004 and for the three months then ended and for the year ended June 30, 2004

CEDARA SOFTWARE CORP.



TABLE OF CONTENTS
-----------------------------------------------------------------------------

Compilation report on unaudited pro forma
consolidated financial statements..........................................5-6

Unaudited pro forma consolidated balance sheet...............................7

Unaudited pro forma consolidated statements of operations..................8-9

Notes to the unaudited pro forma consolidated
financial statements ....................................................10-16

  COMPILATION REPORT ON UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS



To the Board of Directors of Cedara Software Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Cedara Software Corp. (the "Company") as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the three months then ended and for the year ended June 30, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Cedara" to the unaudited consolidated financial statements of the Company as at September 30, 2004 and for the three months then ended, and to the audited consolidated financial statements of the Company for the year ended June 30, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "eMed" to the unaudited balance sheet of eMed Technologies Corporation ("eMed") as at September 30, 2004 and the unaudited statement of operations for the three and twelve months periods ended September 30, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who are responsible for financial and accounting matters regarding:

     a. the basis for determination of the Canadian GAAP and pro forma adjustments; and

     b. whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Ontario Securities Act and the related regulations.

     The officials:

     a. described to us the basis for determination of the Canadian GAAP and pro forma adjustments; and

     b. stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Ontario Securities Act and the related regulations.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the Canadian GAAP and pro forma adjustments.

5. Recalculated the application of the Canadian GAAP and pro forma adjustments to the aggregate of the amounts in the columns captioned "Cedara" and "eMed" as at September 30, 2004 and for the three months then ended, and for the twelve months ended June 30, 2004, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial statements. Accordingly, we express no such assurance. The foregoing procedure would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.



/s/KPMG LLP
Chartered Accountants

Toronto, Canada



December 22, 2004

CEDARA SOFTWARE CORP.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2004
(In thousands of Canadian dollars, except per share amounts)

------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                                             Canadian
                                                                               GAAP       Pro forma                Pro
                                                    CEDARA       EMED      Adjustments   Adjustments    Notes      forma
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                               (US GAAP)
                                                                Note 2        Note 3
ASSETS
Current assets:
  Cash and cash equivalents                       $  38,432   $   24,600   $        -    $  18,924      5(a)(i)    $    31,111
                                                                                           (50,845)    5(a)(ii)
  Short-term investments                             10,962            -            -      (10,962)    5(a)(ii)              -
  Accounts receivable                                11,960        4,686            -         (131)   5(a)(iii)         16,515
  Inventory                                             325        1,310            -            -                       1,635
  Prepaid expenses and other assets                     924          903            -            -                       1,827
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                     62,603       31,499            -      (43,014)                     51,088

  Capital assets                                      1,968          346            -            -                       2,314
  Long term investments                                 510            -            -            -                         510
  Other assets                                            -          768            -                                      768
  Deferred financing costs                                -            -          355         (355)   5(a)(viii)             -
  Deferred acquisition costs                            772            -            -         (772)    5(a)(iv)              -
  Intangible assets                                     370            -            -       13,121      5(a)(v)         13,491
  Goodwill                                            9,053            -            -       25,787     5(a)(vi)         34,840
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                  $  75,276   $   32,613   $      355    $  (5,233)                $   103,011
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank indebtedness                               $       -   $        -   $        -    $  18,924   5(a)(i)       $    18,924
  Accounts payable and accrued liabilities            4,710        5,144            -         (131)   5(a)(iii)          8,951
                                                                                              (772)   5(a)( iv)
  Deferred revenue                                      976        4,754            -         (445)   5(a)(vii)          5,285
  Current portion of capital lease obligation             -            8            -            -                           8
  Current liabilities of discontinued operations        199            -            -            -                         199
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                      5,885        9,906            -       17,576                      33,367

  Capital lease obligations, net of current               -           32            -            -                          32
  portion
  Deferred rent                                           -          221            -            -                         221
  Non-current portion of provision for loss on           30            -            -            -                          30
  sublease
  Redeemable convertible preferred stock                  -            -       53,065      (53,065)   5(a)(viii)             -

SHAREHOLDERS' EQUITY
  Capital Stock                                     161,608       88,193      (50,498)     (37,695)   5(a)(viii)       161,608
  Contributed surplus                                   439            -            -            -                         439
  Deficit                                           (92,686)     (65,739)      (2,212)      67,951    5(a)(viii)       (92,686)
                                                   ---------- ------------ ------------- ------------ ---------- --------------
                                                     69,361       22,454      (52,710)      30,256                      69,361
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                  $  75,276   $   32,613   $      355    $  (5,233)                $   103,011
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------

See accompanying notes to unaudited pro forma consolidated financial statements

CEDARA SOFTWARE CORP.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS For the three months ended September 30, 2004 (In thousands of Canadian dollars, except per share amounts)
------------------------------------------------ ------------ ------------ ------------- ------------ ---------- --------------
                                                   CEDARA        EMED
                                                   For the      For the
                                                    three        three
                                                   months       months                                           Pro forma for
                                                    ended        ended       Canadian                              the three
                                                  Sept. 30,    Sept. 30,       GAAP      Pro forma     Notes      months ended
                                                    2004         2004      Adjustments   adjustments             Sept. 30, 2004
------------------------------------------------ ------------ ------------ ------------- ------------ ---------- --------------
                                                               (US GAAP)
                                                                Note 2        Note 3
Revenue                                          $   12,341   $    9,000   $       -     $    (136)     5(b)(i)  $   21,205

Direct costs                                          2,404        4,164           -          (136)     5(b)(i)       6,432
------------------------------------------------ ------------ ------------ ------------- ------------ ---------- --------------
Gross Margin                                          9,937        4,836           -             -                   14,773

Expenses:
     Research and development                         1,918          907           -             -                    2,825
     Sales and marketing                              1,688        1,425           -             -                    3,113
     General and administration                       1,913          687           -             -                    2,600
     Severance costs                                     79            -           -             -                       79
     Other charges                                    1,069            -          92           (92)    5(b)(ii)       1,069
     Amortization of intangibles                         13            -           -           479    5(b)(iii)         492
     Depreciation and amortization                      303            -           -             -                      303
------------------------------------------------ ------------ ------------ ------------- ------------ ---------- --------------
                                                      6,983        3,019          92           387                   10,481
------------------------------------------------ ------------ ------------ ------------- ------------ ---------- --------------

Income before interest expense                        2,954        1,817         (92)         (387)                   4,292
Interest income (expense), net                          235           72      (2,831)         (113)    5(b)(iv)         194
                                                                                             2,831     5(b)(ii)

------------------------------------------------ ------------ ------------ ------------- ------------ ---------- --------------
Net income                                       $    3,189   $    1,889   $  (2,923)    $   2,331               $    4,486
------------------------------------------------ ------------ ------------ ------------- ------------ ---------- --------------
------------------------------------------------ ------------ ------------ ------------- ------------ ---------- --------------


Earnings per share
    Basic                                        $     0.10                                                      $     0.14
    Diluted                                      $     0.10                                                      $     0.13

Weighted average number of
shares outstanding - basic                         31,378,091                                                     31,378,091

Weighted average number of
shares outstanding - diluted                       33,485,858                                                     33,485,858
-------------------------------------------------- ----------- ----------- ------------- ------------ ---------- --------------


See accompanying notes to unaudited pro forma consolidated financial statements

CEDARA SOFTWARE CORP.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS For the year ended
June 30, 2004 (In thousands of Canadian dollars, except per share amounts)

------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                    CEDARA       EMED
                                                                For the
                                                  For the       twelve
                                                  year          months                                             Pro forma
                                                  ended          ended       Canadian                   Notes    for the year
                                                  June 30,     Sept. 30,       GAAP       Pro forma               ended June
                                                     2004        2004      Adjustments   adjustments               30, 2004
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                              (US GAAP)
                                                                Note 2        Note 3
Revenue                                           $  50,386   $  33,921    $        -    $    (761)     5(b)(i)  $    83,546

Direct costs                                         11,356      15,817             -         (761)     5(b)(i)       26,412
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
Gross Margin                                         39,030      18,104             -            -                    57,134

Expenses:
     Research and development                         8,599       3,685             -            -                    12,284
     Sales and marketing                              5,075       5,743             -            -                    10,818
     General and administration                       7,258       3,168             -            -                    10,426
     Severance costs                                    206           -             -            -                       206
     Other charges                                      (43)        114           373         (373)    5(b)(ii)           71
     Amortization of intangibles                        235           -             -        4,441    5(b)(iii)        4,676
     Depreciation and amortization                    1,577           -             -            -                     1,577
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
                                                     22,907      12,710           373        4,068                    40,058
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------

Income before interest expense                       16,123       5,394          (373)      (4,068)                   17,076
Interest income (expense), net                         (557)        225       (11,059)        (450)    5(b)(iv)         (782)
                                                                                            11,059     5(b)(ii)

------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------
Net income                                        $  15,566   $   5,619    $  (11,432)   $   6,541               $    16,294
------------------------------------------------- ----------- ------------ ------------- ------------ ---------- --------------


Earnings per share
    Basic                                         $     0.59                                                     $     0.62
    Diluted                                       $     0.54                                                     $     0.56

Weighted average number of                         26,295,237                                                     26,295,237
shares outstanding - basic

Weighted average number of                         29,183,507                                                     29,183,507
shares outstanding - diluted
-------------------------------------------------- ----------- ----------- ------------- ------------ ---------- --------------

See accompanying notes to unaudited pro forma consolidated financial statements

CEDARA SOFTWARE CORP.

Notes to the unaudited pro forma consolidated financial statements (In thousands of Canadian dollars except for share data)
------------------------------------------------------------------------------



1.       BASIS OF PRESENTATION

         The unaudited pro forma consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting principles ("Canadian GAAP") to give effect to the October 8, 2004 acquisition of all of the issued and outstanding shares of eMed Technologies Corporation ("eMed") by Cedara Software Corp. ("Cedara") for a purchase price of $61,807 in cash consideration, including estimated transaction costs.

         On October 8, 2004, Cedara acquired all of the issued and outstanding shares of eMed Technologies Corporation ("eMed"), a privately-held provider of Picture Archiving and Communications Systems (PACS) and web-based medical imaging radiology solutions based in Burlington, Massachusetts (the "Acquisition"). Cedara financed the Acquisition partly from its own cash reserves, partly from its new term credit facility with the Royal Bank of Canada ("RBC") and the remainder of the consideration was financed from cash on the balance sheet of eMed on the closing of the Acquisition, as described in note 4. Under the new credit facility, RBC provided a two year term facility of up to $22,500 to allow the Company to finance part of the acquisition of eMed. The remaining unused portion of this acquisition facility was subsequently cancelled. The facility is secured by a general security agreement granting a first security interest in all of the Company's present and after acquired property to RBC. The borrowings under the facility are repayable by quarterly payments of amounts to be determined based on various conditions.

         The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations as at and for the three months ended September 30, 2004 have been prepared by management of Cedara and combine the unaudited consolidated financial statements as at and for the three months ended September 30, 2004 of Cedara and the unaudited financial statements of eMed as at and for the three months period ended September 30, 2004, to comply with the regulatory requirement regarding pro forma financial statements. The pro forma adjustments are based upon available information, estimates and certain assumptions that the company believes are reasonable and are described in the accompanying notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements do not take into account any synergies or cost savings which may or are expected to occur as a result of the business acquisition.

         The unaudited pro forma consolidated statement of operations for the year ended June 30, 2004 has been prepared by management of Cedara and combines the audited consolidated statement of operations of Cedara for the year ended June 30, 2004 and, due to different fiscal year periods, the unaudited statement of operations of eMed for the 12 months period ended September 30, 2004, to comply with regulatory requirements regarding pro forma financial statements.

CEDARA SOFTWARE CORP.

Notes to the unaudited pro forma consolidated financial statements (In thousands of Canadian dollars except for share data)
------------------------------------------------------------------------------



         The amounts set out in the unaudited pro forma consolidated statements of operations under the column headings captioned "eMed" for the three months and twelve months ended September 30, 2004 were prepared solely for the purposes of the unaudited pro forma consolidated statements of operations presented herein from the financial information described below and do not conform with the periods presented in the historical financial statements of eMed included elsewhere in this Business Acquisition Report. The amounts presented for eMed for the twelve months ended September 30, 2004 have been calculated by adding together the amounts set out in the statements of operations of eMed included elsewhere in this Business Acquisition Report for the nine months ended September 30, 2004 and for the year ended December 31, 2003 and subtracting the amounts presented for the nine months ended September 30, 2003. The amounts presented for eMed for the three months ended September 30, 2004 have been extracted from the accounting records of eMed used in the preparation of eMed's statement of operations for the nine months ended September 30, 2004. Accordingly, the amounts presented for eMed for the three months ended September 30, 2004 in the unaudited pro forma consolidated statement of operations for that period are also included in the amounts presented for eMed for the twelve months ended September 30, 2004 included in the unaudited pro forma statement of operations for the year ended June 30, 2004.

         The unaudited pro forma consolidated financial statements are provided for illustrative purposes only and do not purport to represent what the combined companies' actual performance or financial position would have been had the transaction occurred on the dates indicated and do not purport to indicate financial position or results of operations as of any future date or for any future period.

         The unaudited pro forma consolidated financial statements are derived from and should be read in conjunction with the audited consolidated financial statements of Cedara as at June 30, 2004 and the audited financial statements of eMed as at December 31, 2003 included in item
         3.2 of this Business Acquisition Report.

2.       EMED TECHNOLOGY CORPORATION HISTORICAL AND PRO FORMA
         FINANCIAL STATEMENTS

         The historical financial statements of eMed included in item 3.2 of this Business Acquisition Report were prepared in accordance with United States GAAP and are presented in United States dollars. For the purposes of the preparation of these unaudited pro forma consolidated financial statements, the historical financial statements of eMed have been translated to Canadian dollars using the exchange rate at the balance sheet date for balance sheet amounts and at the average exchange rate for the period for the statements of operations amounts as follows:

CEDARA SOFTWARE CORP.

Notes to the unaudited pro forma consolidated financial statements (In thousands of Canadian dollars except for share data)
------------------------------------------------------------------------------



         ------------------ ----------------------- --------------------------
                              Three months ended        Twelve months ended
                              September 30, 2004        September 30, 2004
         ------------------ ----------------------- --------------------------
         Average rate               1.3071                    1.3251
         Period end rate            1.2616                    1.2616
         ------------------ ----------------------- --------------------------


3.       RECONCILIATION TO CANADIAN GAAP

         The following adjustments have been presented to reconcile the balance sheet and income statement amounts presented that have been extracted from the financial statements of eMed, with Canadian GAAP:

         For all periods presented, eMed had Series L redeemable convertible preferred stocks which are described in Note 5 of the audited annual financial statements of eMed for December 31, 2003.

         For United States GAAP purposes, all of the net proceeds received from the issuance of Series L redeemable convertible preferred stock, were recorded in stockholders' equity.

         Under Canadian GAAP, financial instruments are accounted for in accordance with CICA Section 3860, Financial Instruments - Presentation and Disclosure ("CICA 3860"). CICA 3860 requires financial instruments that consist of both elements of debt and equity be accounted for in accordance with the substance of the contractual arrangements on initial recognition. Therefore, as a result of the redemption features contained in the redeemable convertible stock, for purposes of Canadian GAAP, the Company would have recognized a compound instrument with separate recognition of the financial liability and equity components. In addition, the amounts accounted for as dividends in accordance with United States GAAP would be classified as interest expense for the respective periods, based on the computations relative to the financial liability component for those periods. Interest expense is recognized to accrete the liability component to its face value over the term of the redeemable convertible stock. Similarly, share issue costs would have been allocated between the debt and equity components in accordance with Canadian GAAP. Share issue costs related to the financial liability component have been set up as deferred financing costs and amortized over the term of financial instrument. As at September 30, 2004, the carrying value of the liability including cumulative accreted interest amount to $53,065; the unamortized deferred issue costs amount to $355; the capital stock is lower by $50,498 and the cumulative amount of $2,212 of interest expense reduces deficit.

CEDARA SOFTWARE CORP.

Notes to the unaudited pro forma consolidated financial statements (In thousands of Canadian dollars except for share data)
------------------------------------------------------------------------------


4.       ACCOUNTING FOR THE TRANSACTION WITH EMED

         The acquisition of eMed is accounted for using the purchase method of accounting in accordance with the recommendations of Section 1581, Business Combinations of the CICA Handbook and the resultant goodwill and other intangible assets will be accounted for prospectively in accordance with the recommendations of Section 3062, Goodwill and Other Intangible Assets of the CICA Handbook. The purchase price will be allocated to the balance sheet assets acquired (including identifiable intangible assets arising from the purchase) and liabilities assumed based on their estimated fair value. Certain fair value adjustments, and the related future income tax effect, to the eMed balance sheet in connection with the Transaction are described in
         Note 5.

         In the preparation of these pro forma consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired, including intangible assets, any future tax impact and liabilities assumed based on management's best estimates and taking into account all relevant information available at the time these statements were prepared. In particular, Cedara has retained the services of an independent valuator to assist with the valuation of acquired intangible assets and the assessment of their expected useful lives. The work of the independent valuator is not yet finalized. To the extent that the finalization of these fair value results in changes to amounts set out in these pro forma consolidated financial statements, the amount assigned to goodwill will be adjusted by an equal and offsetting amount.

         As a result, actual fair values of assets acquired and liabilities assumed and related operating results, including actual depreciation and amortization expense, could differ materially from those reflected in the unaudited pro forma consolidated financial statements included here in.

         The purchase price allocation of the estimated fair value of net assets acquired is detailed as follows:

CEDARA SOFTWARE CORP.

Notes to the unaudited pro forma consolidated financial statements (In thousands of Canadian dollars except for share data)
------------------------------------------------------------------------------



                                                                       CDN$               US$
                                                               ---------------------- -------------

Purchase consideration
Cash consideration(1)                                                  $60,557          $ 48,000
Estimated Transaction costs (2)                                          1,250               991
-------------------------------------------------------------- ------------------- ----------------
Total purchase consideration                                           $61,807          $ 48,991
-------------------------------------------------------------- ------------------- ----------------

Less estimated fair value of net assets acquired:
Book value of net assets acquired as of September 30, 2004
                                                                      $ 22,454           17,798
Deferred revenue adjustment                                                445              353
Purchased technology                                                     3,154            2,500
Brand name and trademarks                                                1,388            1,100
Order backlog                                                            2,523            2,000
Customer base                                                            6,056            4,800
-------------------------------------------------------------- ------------------- ----------------
                                                                        36,020           28,551
-------------------------------------------------------------- ------------------- ----------------
Goodwill being excess of purchase consideration over
estimated fair value of net assets acquired                           $ 25,787           20,440
-------------------------------------------------------------- ------------------- ----------------


               (1)Cash consideration consisted of the following:

                                                                       CDN$               US$

                                                                ------------------- ----------------

Cash on hand                                                            $17,033          $13,501
Acquired cash of eMed                                                    24,600           19,499
Acquisition borrowing facility                                           18,924           15,000
                                                                ------------------- ----------------
                                                                        $60,557          $48,000
                                                                =================== ================


               (2)Estimated transaction costs have been assumed to be paid at the closing date.

5.       PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

         In the preparation of the unaudited pro forma consolidated financial statements, the following significant assumptions and adjustments have been made:

         The unaudited pro forma consolidated financial statements have been prepared to give effect to the Transactions discussed in Note 1, as if it had occurred as at:

            o September 30, 2004 for the purposes of the unaudited pro forma consolidated balance sheet;

            o July 1, 2003 for the purposes of the unaudited pro forma consolidated statement of operations for the three months ended September 30, 2004; and

CEDARA SOFTWARE CORP.

Notes to the unaudited pro forma consolidated financial statements (In thousands of Canadian dollars except for share data)
------------------------------------------------------------------------------


            o July 1, 2003 for the purposes of the unaudited pro forma consolidated statement of operations for the year ended June 30, 2004.

          (a) The unaudited pro forma consolidated balance sheet as at September 30, 2004 incorporates the following adjustments:

                  (i) Bank indebtedness in the amount of $18,924, which was issued to finance a portion of the cash consideration of the purchase price (Note 4), has been reflected in the pro forma consolidated balance sheet as if it had been received on September 30, 2004.

                  (ii) Cash and short-term investments were reduced by $50,845 and $10,962, respectively to reflect the cash consideration paid and estimated transaction costs.

                  (iii) Inter-company accounts receivable and accounts payable of $131 have been eliminated.

                  (iv) Costs incurred by Cedara as at September 30, 2004 associated with the Transaction amounting to $772 were adjusted through accounts payable and accrued liabilities. All estimated transaction costs have been assumed to be paid at the closing date and are reflected as a reduction of cash and cash equivalents.

                  (v) The intangible assets acquired represents customer contracts and customer base initially valued at $6,056; purchased technology initially valued at $3,154; order backlog initially valued at $2,523 and brand name and trademarks initially valued at $1,388. The customer contracts and customer base, purchased technology and brand name and trademarks will be amortized over their useful lives which are estimated as follows; customer contracts and customer base over 6 years, purchased technology over 5 years, brand name and trademarks over 5 years. The order backlog asset will be amortized as the orders are fulfilled, which is expected to be one year or less.

                  (vi) The excess of purchase consideration over the estimate fair value of net assets acquired has been recorded as goodwill in the amount of $25,787.

                  (vii) Deferred revenue of eMed has been adjusted by $445 to reflect its estimated fair value.

                  (viii) eMed's share capital and deficit have been eliminated to reflect the effect of the transaction.

CEDARA SOFTWARE CORP.

Notes to the unaudited pro forma consolidated financial statements (In thousands of Canadian dollars except for share data)
------------------------------------------------------------------------------


                           The adjustments as described in Note 3 to adjust eMed pro forma balance sheet to Canadian GAAP relate to the reclassification of eMed's Series L redeemable convertible preferred stock into separate financial liability and equity components. As a result of the Transaction, the Series L redeemable convertible preferred stock of $37,695 is eliminated, and includes an adjustment of $355 of deferred financing costs and adjustment of $53,065 of the financial liability component of the Series L redeemable convertible preferred stock.

         (b) The unaudited pro forma consolidated statements of operations for the three months ended September 30, 2004 and for the year ended June 30, 2004 incorporate the following adjustments:

                  (i) The elimination of inter-company revenues and expenses of $136 for the three months ended September 30, 2004 and $761 for the year ended June 30, 2004.

                  (ii) The elimination of the amortization of deferred financing costs of $92 and $373 for the three months period ended September 30, 2004 and the year ended June 30, 2004 respectively, and of the interest accretion associated with the financial liability component of eMed's Series L redeemable convertible preferred Stock amounting to $2,831 and $11,059 for the three months periods ended September 30, 2004 and the year ended June 30, 2004, respectively.

                  (iii) Amortization of the value assigned to identifiable assets on the acquisition of eMed (note 4) of $479 and $4,441 for the three months period ended September 30, 2004 and the year ended June 30, 2004, respectively.

                  (iv) To record the estimated interest expense of $113 for the three months period ended September 30, 2004 and $450 for the year ended June 30, 2004 as a result of the $18,924 acquisition bank line used to partially fund the Transaction and relating to foregone interest income on the $42,883 of cash used to fund the remainder of the purchase consideration.


                                      16
                      [Insert Documents in following order:



FINANCIAL STATEMENTS

eMed Technologies Corporation
Years Ended December 31, 2003 and 2002
                         eMed Technologies Corporation

                              Financial Statements

                     Years Ended December 31, 2003 and 2002



                                    CONTENTS


Report of Independent Auditors................................................1

Financial Statements

Balance Sheets................................................................2
Statements of Income..........................................................3
Statements of Stockholders' Equity............................................4
Statements of Cash Flows......................................................5
Notes to Financial Statements.................................................6

                         Report of Independent Auditors


The Board of Directors
eMed Technologies Corporation

We have audited the accompanying balance sheets of eMed Technologies Corporation (the Company) as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eMed Technologies Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States.



                                                          /s/ERNST & YOUNG LLP
Boston, Massachusetts
May 3, 2004, except for Note 11,
as to which the date is December 19, 2004



                                                 eMed Technologies Corporation

                                                         Balance Sheets

                                                                                                DECEMBER 31
                                                                                          2003               2002
                                                                                   ------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                           $ 15,083,525       $ 10,188,539
   Accounts receivable, net of allowance of $181,050 in 2003 and
     $603,342 in 2002 for doubtful accounts                                               3,928,333          4,817,293
  Inventories                                                                               902,079          1,098,843
  Prepaid expenses and other assets                                                         329,960            552,603
                                                                                   ------------------------------------
Total current assets                                                                     20,243,897         16,657,278

Property and equipment, net                                                                 325,324            412,875
Restricted cash                                                                             115,000            115,000
Other assets                                                                                  8,562             60,671
                                                                                   ------------------------------------

Total assets                                                                           $ 20,692,783       $ 17,245,824
                                                                                   ====================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                               $   2,764,053      $   3,135,891
  Deferred revenue                                                                        3,390,830          2,695,135
  Current portion of capital lease obligations                                                5,687              5,687
                                                                                   ------------------------------------
Total current liabilities                                                                 6,160,570          5,836,713

Capital lease obligations, net of current portion                                            31,531             36,892
Deferred rent                                                                               179,758             61,951

Stockholders' equity:

  Series L redeemable convertible preferred stock, $0.01 par value; 10,641,306 shares authorized, 9,831,932 shares issued and outstanding at redemption
     value (aggregate liquidation value of $47,659,104 at December 31, 2003)             39,388,781         32,818,069
  Convertible preferred stock, $0.01 par value; 14,358,694 shares authorized,
     11,691,414 shares issued and outstanding (aggregate liquidation value of
     $25,416,460 at December 31, 2003)                                                   25,132,339         25,132,339
  Series L redeemable convertible preferred stock warrants                                  345,412            345,412
  Common stock, $0.01 par value; 35,000,000 shares authorized; 5,328,617 shares
     issued in 2003 and 5,326,742 shares issued in 2002                                      53,287             53,267
  Additional paid-in capital                                                                      -                  -
  Deferred compensation                                                                      (1,039)            (2,221)
  Treasury stock (1,585,641 shares in 2003 and 1,556,184 shares in 2002 of
     common stock), at cost                                                                 (50,000)           (50,000)
  Accumulated deficit                                                                   (50,547,856)       (46,986,598)
                                                                                   ------------------------------------
Total  stockholders' equity                                                              14,320,924         11,310,268
                                                                                   ------------------------------------

Total liabilities and stockholders' equity                                             $ 20,692,783       $ 17,245,824
                                                                                   ====================================


See accompanying notes.

                                                                                                                   2


                                               eMed Technologies Corporation

                                                    Statements of Income


                                                                              YEAR ENDED DECEMBER 31
                                                                              2003               2002
                                                                       ------------------------------------
Revenue:
  Product                                                                    $15,531,964        $14,110,067
  Service                                                                      8,004,634          7,148,872
                                                                       ------------------------------------
Total revenue                                                                 23,536,598         21,258,939

Cost of revenue:
  Product                                                                      7,969,204          6,823,030
  Service                                                                      3,310,785          2,977,743
                                                                       ------------------------------------
Total cost of revenue                                                         11,279,989          9,800,773
                                                                       ------------------------------------

Gross margin                                                                  12,256,609         11,458,166

Operating expenses:
  Engineering, research, and development                                       2,790,984          3,123,954
  Sales and marketing                                                          4,073,401          4,171,115
  General and administrative                                                   2,435,575          2,767,837
  Impairment of goodwill                                                               -            374,613
                                                                       ------------------------------------
Total operating expenses                                                       9,299,960         10,437,519
                                                                       ------------------------------------

Income from operations                                                         2,956,649          1,020,647

Interest income, net                                                             137,524            144,775
Other income (expense), net                                                        5,576            (75,310)
                                                                       ------------------------------------

Income before provision for income taxes                                       3,099,749          1,090,112

Provision for income taxes                                                        90,000                  -
                                                                       ------------------------------------

Net income                                                                  $  3,009,749       $  1,090,112
                                                                       ====================================

See accompanying notes.
                                                                                                          3

                                                       eMed Technologies Corporation
                                                     Statements of Stockholders' Equity
                                                        Year Ended December 31, 2003

                                                                                           Series L
                                                                                          Redeemable
                                                                                          Convertible
                                                                                           Preferred
                                       Series L Redeemable         Convertible Preferred     Stock
                                   Convertible Preferred Stock             Stock           Warrants            Common Stock

                                     Number of      Carrying      Number of     Carrying                  Number of     $0.01 Par
                                      Shares          Value        Shares        Value                     Shares         Value
                                    ----------     ----------    -----------   ---------- -----------     ----------    ----------
Balance at December 31, 2001           9,831,932    $26,262,269   11,983,392   $25,907,367    $345,412      5,050,769       $50,507
Reacquisition and cancellation
of 467,041 shares of common
stock awards to employees
Conversion of convertible
preferred stock into common stock                                  (291,978)     (775,028)                    275,973         2,760
Accretion of Series L dividends                       1,892,432
Accretion of redeemable Series L                      4,663,368
Amortization of deferred
compensation
Net Income
                                      ----------     ----------   ----------    ----------  ----------     ----------    ----------
Balance at December 31, 2002           9,831,932     32,818,069   11,691,414    25,132,339     345,412      5,326,742        53,267
Reacquisition and cancellation
of 29,457 shares of common stock
awards to employees
Accretion of Series L dividends                       2,042,104
Accretion of redeemable Series L                      4,528,608
Exercise of common stock options                                                                                1,875            20
Amortization of deferred
compensation
Net income
                                      ----------     ----------   ----------    ----------  ----------     ----------    ----------
Balance at December 31, 200            9,831,932    $39,388,781   11,691,414   $25,132,339    $345,412      5,328,617       $53,287
                                      ==========     ==========   ==========    ==========  ==========     ==========    ==========
See accompanying notes.

Table Continued

                                                       eMed Technologies Corporation
                                                     Statements of Stockholders' Equity
                                                        Year Ended December 31, 2003





                                                                            Treasury Stock
                                      Additional                                                                      Total
                                        Paid-in        Deferred        Number of                   Accumulated    Stockholders
                                        Capital      Compensation        Shares          Cost        Deficit         Equity
                                      ----------     ------------      ---------         ----      -----------    -------------
Balance at December 31, 2001            $4,641,650        $(10,337)     (1,089,143)     $(50,000,)  $(46,930,158)    $10,216,710
Reacquisition and cancellation
of 467,041 shares of common
stock awards to employees                  (4,670)            4,670       (467,041)
Conversion of convertible
preferred stock into common stock          772,268
Accretion of Series L dividends        (1,892,432)
Accretion of redeemable Series L       (3,516,816)                                                    (1,146,552)
Amortization of deferred
compensation                                                  3,446                                                        3,446
Net Income                                                                                              1,090,112      1,090,112
                                     -------------         --------     -----------      ---------  -------------    -----------
Balance at December 31, 2002                                (2,221)     (1,556,184)       (50,000)   (46,986,598)     11,310,268
Reacquisition and cancellation
of 29,457 shares of common stock
awards to employees                                             295        (29,457)                         (295)              -
Accretion of Series L dividends                                                                       (2,042,104)              -
Accretion of redeemable Series L                                                                      (4,528,608)              -
Exercise of common stock options                                                                                              20
Amortization of deferred
compensation                                                    887                                                          887
Net income                                                                                              3,009,749      3,009,749
                                     $
                                     -------------         --------     -----------      ---------  -------------    -----------
Balance at December 31, 200          -                     $(1,039)     (1,585,641)      $(50,000)  $(50,547,856)    $14,320,924
                                     =============         ========     ===========      =========  =============    ===========
See accompanying notes.


                                                                                                       4



                         eMed Technologies Corporation

                            Statements of Cash Flows

                                                                                  YEAR ENDED DECEMBER 31
                                                                                   2003              2002
                                                                           ------------------------------------

OPERATING ACTIVITIES
Net income                                                                     $ 3,009,749        $  1,090,112
Adjustments to reconcile net income  to net cash provided
  by operating activities:
     Depreciation and amortization                                                 179,750             356,260
     Loss on disposal of fixed assets                                                   86              75,801
     Stock-based compensation                                                          887               3,446
     Impairment of goodwill                                                              -             374,613
     Deferred rent                                                                 117,807              61,951
     Changes in operating assets and liabilities:
       Accounts receivable                                                         888,960           3,173,765
       Inventories                                                                 196,764           1,128,561
       Prepaid expenses and other assets                                           274,752             (58,036)
       Accounts payable and accrued expenses                                      (371,838)         (1,207,292)
       Deferred revenue                                                            695,695          (1,252,709)
                                                                           ------------------------------------
Net cash provided by operating activities                                        4,992,612           3,746,472

INVESTING ACTIVITIES
Purchases of property and equipment                                                (92,285)           (308,382)
Increase in restricted cash                                                              -            (115,000)
                                                                           ------------------------------------
Net cash used in investing activities                                              (92,285)           (423,382)

FINANCING ACTIVITIES
Principal payments of capital lease obligations                                     (5,361)               (316)
Proceeds from exercise of stock options                                                 20                   -
                                                                           ------------------------------------
Net cash used in financing activities                                               (5,341)               (316)
                                                                           ------------------------------------

Net increase in cash and cash equivalents                                        4,894,986           3,322,774
Cash and cash equivalents at beginning of year                                  10,188,539           6,865,765
                                                                           ------------------------------------

Cash and cash equivalents at end of year                                       $15,083,525        $ 10,188,539
                                                                           ====================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest                                                         $      3,569       $         628
                                                                           ====================================
Cash paid for income taxes                                                     $      3,406       $       3,446
                                                                           ====================================

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Equipment purchased under capital lease obligations                            $          -       $     42,895
                                                                           ====================================

See accompanying notes.
                                                                                                             5

                         eMed Technologies Corporation

                         Notes to Financial Statements

                               December 31, 2003



1.  NATURE OF BUSINESS

THE COMPANY

eMed Technologies Corporation (the Company) was incorporated under the laws of Delaware in March 1992. As a provider of workflow solutions for electronically managing and distributing medical images and related patient information, the Company markets and sells electronic medical imaging systems, and provides related support services to healthcare providers primarily within the United States. The Company operates in one business segment.

RISK

The Company is subject to risks common to rapidly growing technology-based companies, including dependence on key personnel, the need for raising capital, rapid technological change, competition from substitute products and larger companies, and the need for continued market acceptance of its products and services.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company invests its excess cash in money market funds of major financial institutions. The Company considers all highly liquid investments with original maturities of 90 days or less when acquired to be cash equivalents.

                         eMed Technologies Corporation

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RESTRICTED CASH

Restricted cash relates to cash provided as collateral for a letter of credit related to the Company's facility lease. The lease agreement requires the Company to provide, as collateral, a letter of credit drawn on the Company's financial institution for $115,000. The lease agreement provides for a reduction of the letter of credit on November 1, 2006 to $91,403 given the Company's tangible net worth is equal to or greater than $15,000,000 or $60,935 given the Company's tangible net worth is equal to or greater than $20,000,000 on or before October 2006. If the Company's tangible net worth is less than $15,000,000 on or before October 2006, there will be no reduction of the letter of credit.

FINANCIAL INSTRUMENTS

As of December 31, 2003, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations, and redeemable convertible preferred stock. The carrying amount of these instruments approximates their estimated fair value as of December 31, 2003. The estimated fair values have been determined from information obtained from market sources and management estimates.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as amended by SAB No. 104, which incorporates the provision regarding revenue arrangements with multiple deliverables as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue from product sales is recognized upon shipment to the customer provided that evidence of an arrangement exists, fees are fixed or determinable, title and risk of loss has passed to the customer, collection of the related receivable is probable, and there are no customer acceptance provisions. The majority of the Company's arrangements also contain installation services (i.e., multiple elements). The Company has determined that the elements of its arrangements can be accounted for as separate units of accounting based on the following factors:

     > Delivered element or product does have stand-alone value to the customer, as the Company does sell its products separately without installation services.

     > The Company has an established price list for installation of its products that are charged consistently.

                         eMed Technologies Corporation

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     > The Company arrangements do not contain a general right of return, and furthermore, the Company has demonstrated through past experience its ability to complete the installation services, which are within the Company's control, without exception.

For arrangements in which a portion of the sales price is not due until customer acceptance, the Company recognizes such portion upon obtaining customer acceptance. In the event uncertainty exists about customer acceptance of product sales, such as acceptance criteria greater than 50% of the sales price is not due until customer acceptance, the entire sales price is deferred until acceptance occurs. Customer payments received in advance of product shipments are recorded as deferred revenue. The Company typically provides a one-year warranty on all products sold. The Company accrues the estimated costs to be incurred in connection with product warranty upon product shipment.

Service revenue consists of customer fees from installation, set-up and training, network-based comprehensive support, and post-warranty product maintenance. Up-front set-up fees from web-based services are recognized over the expected period of performance. Revenue from installation and training is recognized as the work is performed. Revenue from support agreements and post-warranty product maintenance contracts is deferred and recognized ratably over the applicable periods.

In accordance with EITF Issue No. 00-10, Accounting for Shipping and Handling Fees, the Company has classified shipping and handling costs related to sales transactions for which they are reimbursed as revenue and the related charges as cost of revenues. Total shipping and handling amounts billed and included in revenue were $119,024 in 2003 and $88,539 in 2002.

WARRANTY EXPENSE

Equipment that the Company sells generally is covered by a warranty period of one year. The Company accrues a warranty reserve for estimated costs to provide warranty services. The Company's estimate of costs to service its warranty obligations is based on
                         eMed Technologies Corporation

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

historical experience and an expectation of future conditions. Accrued warranty expense is included in accounts payable and accrued expenses. A roll-forward of warranty activity is as follows:

Balance at December 31, 2001                              $ 781,646
   Warranty expense                                               -
   Deductions and other                                    (402,660)
                                                  ---------------------
Balance at December 31, 2002                                378,986
   Warranty expense                                         320,148
   Deductions and other                                    (328,673)
                                                  ---------------------

Balance at December 31, 2003                              $ 370,461
                                                  =====================

CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE-SHEET RISK

The Company has no significant off-balance-sheet risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentration of credit risks are principally cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents with financial institutions with highly rated credit, and monitors the amount of credit exposure to any one financial institution. Concentrated credit risk with respect to accounts receivable is limited to large creditworthy customers. The Company typically does not require collateral. The Company reevaluates its provision for collection losses on a monthly basis based on a specific review of the accounts receivable agings and the period that any receivables are beyond the standard payment terms. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any specific industry or geographic area. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by
                         eMed Technologies Corporation

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

management to be probable in the Company's accounts receivable. The Company has not experienced any material losses to date. The Company had no customers with a revenue balance in excess of 10% of total revenues in 2003 or 2002. The following table summarizes the number of customers that individually comprise greater than 10% of accounts receivable, and their aggregate percentage of total accounts receivable:

                                        PERCENTAGE OF TOTAL ACCOUNTS RECEIVABLE
                          SIGNIFICANT ------------------------------------------
                           CUSTOMERS      A            B          C
                         -------------------------------------------------------

Year ended:
   December 31, 2003            1         *             *         11%
   December 31, 2002            2        12%           10%         *

* Accounts receivable for this customer represented less than 10% of total accounts receivable as of year end.

INVENTORIES

Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

CONCENTRATION OF SUPPLIERS

The Company purchases certain components of its products from a limited number of suppliers. A change in, or loss of, these suppliers could cause a delay in filling customer orders, and a possible loss of sales, which could adversely affect results of operations; however, management believes that suitable replacement suppliers could be obtained in such an event.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Repair and maintenance costs are expensed as incurred.

                         eMed Technologies Corporation

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, which revised the accounting for goodwill and other intangible assets. Under this pronouncement, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but are monitored annually for impairment. Intangible assets with finite useful lives will continue to be amortized over those periods. Any impairment will be measured based upon the fair value of the related asset based upon the provisions of SFAS No. 142.

In 2002, as a result of the closing of an acquired entity's operations, the Company recorded an impairment charge in the amount of $374,613 to reduce the carrying value of goodwill to zero.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with SFAS No. 144, Accounting for the Impairment Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision, or that the carrying value of these assets may be impaired. As of December 31, 2003, the Company has determined that the carrying amounts of its long-lived assets are recoverable.

STOCK-BASED COMPENSATION

The Company accounts for its stock compensation agreements with employees under the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123.

The Company has computed the value of options using the minimum value option-pricing model prescribed by SFAS No. 123. The weighted-average fair value of the options granted was $0.01 per share in 2003 and $0.01 per share in 2002 using the following assumptions: no dividend yield, a risk-free interest rate of 2.87% to 3.27% in 2003 and 2.95% to 4.65% in 2002 and an expected life of five years from date of the grant. The weighted-average remaining contractual life of options outstanding was 8.7 years and 6.7 years as of December 31, 2003 and 2002, respectively. The impact of applying SFAS No. 123 to compute pro forma net income was not material to net income in 2003 and 2002.

                         eMed Technologies Corporation

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

WEBSITE DEVELOPMENT COSTS

All significant costs incurred associated with the Company website were related to operating and maintenance of the website and, in accordance with EITF Issue No. 00-2, Accounting for Website Development Costs, these are operating costs and are expensed as incurred.

ADVERTISING COSTS

Advertising costs are charged to operations as incurred. Advertising costs were approximately $102,000 in 2003 and $100,000 in 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Financial Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 were revised in December 2003 to be effective for private companies' financial statements periods commencing after December 15, 2003. The Company currently has no contractual relationship or other business relationship with a variable interest entity, and therefore, the adoption of FIN 46 will not have a material effect on the Company's financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to, and potentially settled in, an issuer's own shares that are not within the scope of SFAS No. 150 remain subject to existing guidance (e.g., EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to or Potentially Settled in, a Company's Own Stock, Accounting Series Release 268, Redeemable Preferred Stocks). This statement will require companies to classify their mandatorily redeemable preferred stock outside of stockholders' equity and record any accretion of dividends or guaranteed return as interest expense in
                         eMed Technologies Corporation

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the statements of operations. For nonpublic companies, the statement is effective as of July 1, 2003 for all financial instruments created or modified after June 30, 2003, and for instruments created or modified prior to June 30, 2003, the statement is effective as of January 1, 2005. The Company's preferred stock is not mandatorily redeemable, as the holders may convert its shares into Common Stock, this statement currently has no impact on the Company.

3.  INVENTORIES

                                                          DECEMBER 31
                                                 2003                 2002
                                               ---------------------------------
     Raw materials and purchased components      $617,806          $   668,698
     Work-in-process                                    -              290,150
     Finished goods                               284,273              139,995
                                               ---------------------------------
                                                 $902,079           $1,098,843
                                               =================================

Included in finished goods are customer demonstration products, which the Company utilizes to facilitate its sales. The Company has continued to classify these as finished goods as these demonstration products have historically been sold to its customers.

4.  PROPERTY AND EQUIPMENT


                                             ESTIMATED
                                           USEFUL LIVES                  DECEMBER 31
                                              (YEARS)               2003               2002
                                       -----------------------------------------------------------

     Furniture and fixtures                      5                 $ 168,991          $ 126,096
     Office equipment and computers              3                   287,485            275,890
     Electronic equipment                        3                   292,559            329,280
                                       Shorter of life
                                       of lease or
                                       estimated useful
     Leasehold improvements            life of asset                 152,065            127,767
                                                                  --------------------------------
                                                                     901,100            859,033
     Less accumulated depreciation and amortization                 (575,776)          (446,158)
                                                                  --------------------------------

                                                                   $ 325,324          $ 412,875
                                                                  ================================


Depreciation and amortization expense on property and equipment, including property under capital leases, was $179,750 in 2003 and $321,760 in 2002.

                         eMed Technologies Corporation

5.  PREFERRED STOCK

Shares authorized, issued, and outstanding, and the carrying values of the Company's convertible preferred stock, are as follows:

                                                                                      DECEMBER 31
                                                                                2003               2002
                                                                         --------------------------------------

  Series B: 716 shares authorized, issued, and outstanding                   $     700,228      $     700,228
  Series C: 450 shares authorized, 448 shares issued, and outstanding            2,235,000          2,235,000
  Series E: 345 shares authorized; 343 shares issued, and outstanding            1,561,656          1,561,656
  Series F: 1,000 shares authorized, 946 shares issued, and outstanding            946,000            946,000
  Series G: 816 shares authorized, 739 shares issued, and outstanding            3,685,349          3,685,349
  Series H: 400 shares authorized, issued, and outstanding                       2,000,001          2,000,001
  Series J: 8,140,000 shares; 7,544,964 shares issued and outstanding            8,206,639          8,206,639
  Series K: 4,145,000 shares authorized; 4,142,858 shares issued and
     outstanding                                                                 5,797,466          5,797,466
                                                                         --------------------------------------

                                                                               $25,132,339        $25,132,339
                                                                         ======================================

There are 2,069,967 shares of Preferred Stock undesignated.

Holders of Series L Redeemable Convertible Preferred Stock (Series L Redeemable Convertible Preferred Stock) and Convertible Preferred Stock have the following characteristics:

DIVIDENDS

The holders of Convertible Preferred Stock, except Series J, are entitled to receive non-cumulative dividends whenever the Company declares a dividend on its common stock, in such an amount as they would be entitled to receive if the convertible preferred stock had been converted into common stock on the date the dividend was declared.

The holders of Series J Convertible Preferred Stock (Series J Convertible Preferred Stock) are entitled to receive noncumulative, annual cash dividends of $0.11 per share, when and if declared by the Company, in preference to the holders of Series Preferred or common stock.

                         eMed Technologies Corporation

5.  PREFERRED STOCK (continued)

Prior to the payment of any dividend to the holders of Convertible Preferred Stock, the holders of Series L Redeemable Convertible Preferred Stock are entitled to receive cumulative dividends compounded quarterly at an annual rate sufficient to yield a return of 8% per annum. Accrued dividends at December 31, 2003 were $5,971,712.

VOTING

Most actions by the Company require the vote or written consent of a majority of all stockholders, plus two-thirds of the outstanding shares of each of the outstanding series of preferred stock. Other actions, including dividend declarations, liquidation events, and change in the number of directors, require the majority vote or written consent of the stockholders, plus two-thirds of the outstanding shares of the Series L Redeemable Convertible Preferred Stock. Each stockholder is entitled to the number of votes equal to the number of shares of Common Stock into which such holder's shares are convertible.

CONVERSION

Each share of Convertible Preferred Stock and Series L Redeemable Convertible Preferred Stock may be converted at any time, at the option of the stockholder, into Common Stock. The conversion ratios are as follows:

                Series B                1 to 100 shares
                Series C                1 to 397 shares
                Series E                1 to 397 shares
                Series F                1 to 833 shares
                Series G              1 to 1,389 shares
                Series H              1 to 1,389 shares
                Series J               1 to 0.42 shares
                Series K               1 to 0.42 shares
                Series L                  1 to 1 shares

During 2002, one investor converted two shares Series C, 1 share of Series E, 54 shares of Series F, 77 shares of Series G, and 291,844 shares of Series J Convertible Preferred Stock into 275,973 shares of Common Stock.

                         eMed Technologies Corporation

5.  PREFERRED STOCK (continued)

All outstanding shares of Convertible Preferred Stock (except Series H, J and
K) automatically convert into common stock, at their respective conversion rate, upon the closing of an initial public offering of the Company's Common Stock. In the case of Series H, J, and K Convertible Preferred Stock, all outstanding shares automatically convert into common stock upon the closing of an initial public offering of the Company's Common Stock with gross proceeds of at least $15,000,000 to the Company, and at a price to the public of at least $7.20 per common share.

In the case of Series L Redeemable Convertible Preferred Stock, all outstanding shares automatically convert into Common Stock upon the closing of an initial public offering of the Company's Common Stock with gross proceeds of at least $40,000,000 to the Company and at a price to the public of at least $4.24 per common share.

LIQUIDATION PREFERENCE

In the event of any liquidation, dissolution, or winding-up of the Company, the holders of Series L are entitled to receive, prior to any distribution to holders of Convertible Preferred Stock or Common Stock, up to the amount of $4.24 per share as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to Series L Redeemable Convertible Preferred Stock, plus all accrued but unpaid dividends, plus any declared but unpaid dividends.

Then the holders of Series K and Series J are entitled to receive, prior to any distribution to holders of Series B, C, E, F, G, and H or Common Stock, up to the amount of $1.40 and $1.10 per share, respectively, plus any declared but unpaid dividends.

After the payment of the full liquidation preference of Series L Redeemable Preferred Stock and Series K and J Convertible Preferred Stock, the holders of Series B, Series C, Series E, Series F, Series G, and Series H are entitled to receive, prior to any distribution to holders of Common Stock, up to the amount of $1,000, $5,000, $5,000, $1,000, $5,000 and $5,000 per share, respectively, plus any declared but unpaid dividends.

                         eMed Technologies Corporation

5.  PREFERRED STOCK (continued)

REDEMPTION

On or after September 29, 2005, the Company, upon the election of at least a majority of the holders of Series L Redeemable Convertible Preferred Stock, at the option of the holder, is obligated to redeem all of the outstanding shares of Series L Redeemable Convertible Preferred Stock. The redemption price per share is equal to $4.24, plus all accrued and unpaid dividends and all declared and unpaid dividends. No other classes of preferred stock have redemption rights. The Company is accreting all amounts toward redemption on a straight-line basis through September 29, 2005 in the accompanying financial statements.

PREFERRED STOCK WARRANTS

In June 1997, in connection with the Series J financing, the Company issued immediately exercisable warrants to purchase 170,455 shares of Series J Convertible Preferred Stock at an exercise price of $2.29. As of December 31, 2001, the holders had exercised warrants to purchase 24,823 shares of Series J Convertible Preferred Stock. During 2002, the remaining warrants to purchase 145,632 shares of Series J Convertible Preferred Stock expired unexercised.

In December 2000, the Company issued a warrant to purchase 245,798 shares of Series L Redeemable Convertible Preferred Stock. This warrant, which was issued in connection with the completion of the Series L financing, was immediately exercisable at a price of $2.12 per share and expires in 2005. The fair value of this warrant was $345,412 and was recorded as an issuance cost of the Company, and was netted against the proceeds received by the Company. As of December 31, 2003, none of the Series L warrants had been exercised.

6.  COMMON STOCK

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to any preferential dividend rights of the preferred stockholders.

RESERVED SHARES

As of December 31, 2003, the Company has 28,364,946 shares of common stock reserved for issuance upon the exercise of Common Stock options and warrants, and conversion of the outstanding redeemable convertible preferred stock.

                         eMed Technologies Corporation

6.  COMMON STOCK (continued)

COMMON STOCK WARRANTS

The Company has warrants outstanding, related to issuances prior to 2002, for the purchase of 1,954,461 shares of Common Stock at exercise prices ranging from $0.01 to $2.82 per share, and expiring from 2005 to 2010.

7.  STOCK PLANS

The 1994 Stock Plan (the 1994 Plan) provides for the grant of incentive stock options and nonqualified stock options, stock awards, and stock purchase rights for the purchase of up to 4,925,000 shares of the Company's Common Stock by officers, employees, consultants and directors of the Company. The Board of Directors is responsible for administration of the 1994 Plan. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option vests, which is typically a four-year period. Incentive stock options may be granted to any employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company's voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock).

A summary of stock option activity is as follows:


                                                              YEAR ENDED DECEMBER 31
                                                         2003                           2002
                                            -------------------------------------------------------------
                                                               WEIGHTED-                     WEIGHTED-
                                                                AVERAGE                      AVERAGE
                                                               EXERCISE                      EXERCISE
                                               SHARES            PRICE          SHARES         PRICE
                                            -------------------------------------------------------------

Outstanding at beginning of year                  54,350         $0.01             26,350       $0.01
Granted                                           35,750          0.01             35,500        0.01
Exercised                                         (1,875)         0.01                  -           -
Canceled                                         (15,063)         0.01             (7,500)       0.01
                                            ---------------                 ---------------
                                                  73,162          0.01
Outstanding at end of year                                                         54,350        0.01
                                            ===============                 ===============

Options exercisable at end of year                22,399         $0.01              9,284       $0.01
                                            ===============                 ===============

Options available for grant at end of year     1,924,266                        1,915,496
                                            ===============                 ===============

                         eMed Technologies Corporation

7.  STOCK PLANS (continued)

In 2001, the Compensation Committee authorized the issuance of 4,925,000 shares of restricted stock in connection with 2001 Stock Award Program (the Program). The Program allowed for employees to voluntarily exchange their stock options for restricted stock at no cost to the employee. Under the Program, employees hired before May 31, 2000 could exchange their vested or unvested options for restricted stock that will either vest immediately or over a period ending no later than December 31, 2001. The Company issued 2,196,908 shares of restricted stock in 2001 (and canceled 2,196,908 options to purchase Common Stock) in connection with this program. The Company recorded deferred compensation in the amount of $21,969, which represents the intrinsic value of the restricted stock granted, and is being amortized over the vesting period of the restricted stock on a straight-line basis. In connection with this exchange, the Company also expensed the remaining deferred compensation associated with options granted in 2000 below fair value.

During 2001, the Company also issued an additional 2,081,142 shares of restricted stock under this program. Generally, these shares vest over a period not to exceed three years. In connection with this issuance, the Company recorded deferred compensation expense equal to the intrinsic value of the restricted stock granted. The deferred compensation will be amortized to compensation expense over the vesting period. Of these additional shares, the Company reacquired and canceled 1,544,975 shares of restricted common stock upon termination of various employees through December 31, 2003.

As of December 31, 2003, deferred compensation of $887, relating to the remaining unvested shares of restricted common stock, will be amortized to compensation expense over the remaining vesting period.

8.  INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates.

The principal difference from the U.S. statutory rate to the Company's effective rate for 2003 is a result of taxable income offset be a reduction in the valuation allowance of the Company's net deferred tax assets based on utilization of approximately $2,973,000 of tax net operating loss carryforwards. The principal difference from the U.S. statutory rate to the Company's effective rate for 2002 is a result of tax losses, for which the Company did not record a benefit due to the uncertainty of future taxable income. The provision for income taxes for the year ended December 31, 2003 represents the Company's current alternative minimum federal tax liability and current minimum state taxes.

                         eMed Technologies Corporation

8.  INCOME TAXES

As of December 31, 2003 and 2002, the components of net deferred tax assets (liabilities) are as follows:

                                                                 DECEMBER 31
                                                            2003              2002
                                                   ----------------------------------------
Deferred tax assets:
   Net operating loss carryforwards                      $ 10,040,026        $ 10,775,389
   Capitalized research and development costs               1,202,854           1,882,578
   Research and development credit carryforwards            1,064,941             970,172
   Other                                                    1,203,239             807,202
                                                   ----------------------------------------
Deferred tax assets                                        13,511,060          14,435,341
Valuation allowance                                       (13,511,060)        (14,435,341)
                                                   ----------------------------------------

Deferred tax assets, net                                 $          - $                 -
                                                   ========================================

Realization of deferred tax assets is dependent upon the generation of future taxable income. As required by SFAS No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards. As a result of the fact that the Company has cumulative tax losses for the last three years, management has determined that it is more likely than not that the Company will not recognize the benefits of federal and state net deferred tax assets and, as a result, a full valuation allowance has been established against its net deferred tax assets. The Company has offset certain deferred tax liabilities with deferred tax assets that are expected to generate offsetting deductions within the same periods.

As of December 31, 2003, the Company had federal net operating losses of approximately $25,471,000, which may be available to offset future federal income tax liabilities and expire at various dates through 2022.

As of December 31, 2003, the Company had approximately $723,560 of research and development credits for federal income tax purposes, and approximately $341,380 of state research and development credits.

Ownership changes, as defined in the Internal Revenue Code (the Code), have limited the amount of net operating loss carryforwards and credit carryforwards that can be utilized by the Company annually to offset future taxable income. As a result, a portion of the Company's net operating loss carryforwards will expire unutilized. Subsequent changes in ownership could further affect the limitation in future years.

                         eMed Technologies Corporation

9.  EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan, which covers substantially all employees who meet minimum age and service requirements, as defined, and allows participants to defer a portion of their annual compensation on a pretax basis. Under their plan, the Company matches employee contributions up to 3% of the employee's salary, which vests after the employee has been employed by the Company for one year. Total contributions to the plan were $152,268 in 2003 and $157,338 in 2002.

10.  COMMITMENTS

LEASES

The Company leases its facility and certain equipment under operating and capital lease agreements that expire at various dates through 2008. The Company has assets under capital leases in the amount of $42,895 at December 31, 2003 and 2002, and accumulated amortization in the amount of $10,724 and $2,145 at December 31, 2003 and 2002, respectively.

The Company's facility lease entered into in 2002 contains escalating, as well as, free rent payments, which the Company is recognizing on a straight-line basis, and is included in deferred rent in the accompanying balance sheet.

                         eMed Technologies Corporation

10.  COMMITMENTS (continued)

As of December 31, 2003, the minimum future payments under these lease agreements are as follows:

                                                  OPERATING        CAPITAL
                                                    LEASES         LEASES
                                               ---------------------------------

   2004                                            $   400,324        $11,324
   2005                                                409,327         11,324
   2006                                                424,891         11,324
   2007                                                429,592          9,437
   2008                                                370,688              -
                                               ---------------------------------

                                                    $2,034,822         43,409
                                               ===================
   Less amounts representing interest                                   6,191
                                                                 ---------------
   Present value of future minimum lease
       payments                                                        37,218
   Less amounts currently due                                           5,687
                                                                 ---------------
   Capital lease obligations, net of current
       portion                                                        $31,531
                                                                 ===============

Rent expense amounted to approximately $437,000 in 2003 and $752,000 in 2002.

EXECUTIVE EMPLOYMENT AGREEMENTS

Certain key executives are covered by employment agreements, covering salaries, certain benefits and incentive compensation. These agreements provide for salaries and benefit continuation for a period of up to 12 months in the event of termination without cause. These agreements also provide for additional compensation in the event of sale or merger of the Company. No amounts have been accrued for in the accompanying balance sheets as of December 31, 2003 and 2002 due to the fact that the contingency does not meet the criteria in accordance with SFAS No. 5, Accounting for Contingencies, to record a liability.

                         eMed Technologies Corporation

11.  SUBSEQUENT EVENT AND CANADIAN GAAP RECONCILIATION

SUBSEQUENT EVENT

On October 8, 2004, Cedara Software Corp., a Canadian public company, acquired 100% of the outstanding shares of the Company for approximately $49.0 million, including transaction costs.

CANADIAN GAAP RECONCILIATION


These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), which differ in significant respects from Canadian GAAP, as described below:


                                                               DECEMBER 31
                                                        2003                  2002
                                                  --------------------------------------

Total assets under U.S. GAAP                         $20,692,783          $17,245,824
Deferred financing costs                                 493,104              774,877
                                                  --------------------------------------

Total assets under Canadian GAAP                     $21,185,887          $18,020,701
                                                  ======================================

Total liabilities under U.S. GAAP                   $  6,371,859         $  5,935,556
Redeemable convertible preferred stock                29,513,000           24,348,000
Accrued dividend                                       5,971,611            3,929,506
                                                  --------------------------------------

Total liabilities under Canadian GAAP                $41,856,470          $34,213,062
                                                  ======================================

Total stockholders' equity under U.S. GAAP           $14,320,924          $11,310,268
Redeemable convertible preferred stock               (34,992,000)         (27,503,000)
                                                  --------------------------------------

Total stockholders' deficit under Canadian GAAP     $(20,671,076)        $(16,192,732)
                                                  ======================================

                         eMed Technologies Corporation

11.  SUBSEQUENT EVENT AND CANADIAN GAAP RECONCILIATION (continued)


                                                             YEARS ENDED DECEMBER 31
                                                            2003                  2002
                                                      ------------------------------------------

Net income under U.S. GAAP                                $  3,009,749          $  1,090,112
Dividends and debt accretion treated as interest
   expense                                                  (7,487,000)           (6,289,000)
                                                      ------------------------------------------

Net loss under Canadian GAAP                               $(4,477,251)          $(5,198,888)
                                                      ==========================================

The significant differences between United States and Canadian GAAP and their effect on the financial statements of the Company are described below:

   For all periods presented, the Company had Series L redeemable convertible preferred stock which is described in Note 5. For U.S. GAAP purposes, all of the net proceeds received from the issuance of series L redeemable convertible preferred stock were recorded in stockholders' equity. Under Canadian GAAP, financial instruments are accounted for in accordance with CICA Section 3860, Financial Instruments--Presentation and Disclosure (CICA
   3860). CICA 3860 requires financial instruments that consist of both elements of debt and equity be accounted for in accordance with the substance of the contractual arrangement on initial recognition. Therefore, as a result of the redemption features contained in the redeemable convertible stock, for purposes of Canadian GAAP, the Company has recognized a compound instrument with separate recognition of the financial liability and equity components. The amounts previously treated as dividends have been treated as interest expense for the respective years, based on the computations relative to the financial liability component for those years. Similarly, share issue costs related to the financial liability component is set up as deferred financing costs and amortized over the term of financial instrument.

                         eMed Technologies Corporation

11.  SUBSEQUENT EVENT AND CANADIAN GAAP RECONCILIATION

For U.S. GAAP, the Company accounts for its stock compensation agreements with employees under the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123. The Company has computed the value of options using the minimum value option-pricing model prescribed by SFAS No. 123. Under Canadian GAAP, provisions of CICA HB 3870 apply. Under this accounting pronouncement, pro forma information regarding net income is required and is determined as if the Company had accounted for its employee stock options granted under the fair value method. The impact of applying SFAS No. 123 and CICA HB 3870 to compute pro forma net income was not material to net income in 2003 and 2002.

UNAUDITED FINANCIAL STATEMENTS

eMed Technologies Corporation
Nine month periods ended September 30, 2004 and 2003

Notice required under National Instrument 51-102,
"Continuous Disclosure Obligations" part 4.3(3)(a)

(These unaudited interim consolidated financial statements have not been reviewed by an external auditor)
                         eMed Technologies Corporation

                        Unaudited Financial Statements

             Nine Month Periods Ended September 30, 2004 and 2003



                                   CONTENTS



Financial Statements

Balance Sheets at September 30, 2004 and December 31, 2003.....................2
Statements of Income...........................................................3
Statements of Stockholders' Equity.............................................4
Statements of Cash Flows.......................................................5
Notes to Financial Statements..................................................6
                         eMed Technologies Corporation
                           Unaudited Balance Sheets

                                                                                      SEPTEMBER 30       December 31
                                                                                          2004               2003
ASSETS
Current assets:
   Cash and cash equivalents                                                           $ 19,498,793       $ 15,083,525
   Accounts receivable, net of allowance of $220,819 in 2004 and                          3,713,995          3,928,333
     $181,050 in 2003 for doubtful accounts
  Inventories                                                                             1,038,367            902,079
  Prepaid expenses and other assets                                                         715,072            329,960
                                                                                   -----------------------------------
Total current assets                                                                     24,966,227         20,243,897

Property and equipment, net                                                                 274,269            325,324
Restricted cash                                                                                   -            115,000
Deferred Financing Costs                                                                    601,704                  -
Other assets                                                                                  7,683              8,562
                                                                                   -----------------------------------
Total assets                                                                           $ 25,849,883       $ 20,692,783
                                                                                   ===================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                                 $ 4,079,219      $   2,764,053
  Deferred revenue                                                                        3,768,249          3,390,830
  Current portion of capital lease obligations                                                5,687              5,687
                                                                                   -----------------------------------
Total current liabilities                                                                 7,853,155          6,160,570

Capital lease obligations, net of current portion                                            25,326             31,531
Deferred rent                                                                               175,188            179,758

Stockholders' equity:
   Series L redeemable convertible preferred stock, $0.01 par value;
     10,641,306 shares authorized, 9,831,932 shares issued and outstanding at redemption value (aggregate liquidation value of $49,300,311 at September
     30, 2004 and  $47,659,104 at December 31, 2003)                                     44,426,545         39,388,781
   Convertible preferred stock, $0.01 par value; 14,358,694 shares authorized,
     11,691,414 shares issued and outstanding (aggregate liquidation value of
     $25,416,460 at September 30, 2004)                                                  25,132,339         25,132,339
  Series L redeemable convertible preferred stock warrants                                  345,412            345,412
  Common stock, $0.01 par value; 35,000,000 shares authorized; 5,330,554 shares
     issued in 2004 and 5,328,617 shares issued in 2003                                      53,306             53,287
  Additional paid-in capital                                                                      -                  -
  Deferred compensation                                                                      (1,036)            (1,039)
   Treasury stock 1,586,026  shares in 2004 and 1,585,641 shares in 2003 of
     common stock), at cost                                                                 (50,000)           (50,000)
   Accumulated deficit                                                                  (52,110,352)       (50,547,856)
                                                                                   -----------------------------------
Total  stockholders' equity                                                              17,796,214         14,320,924
                                                                                   -----------------------------------

Total liabilities and stockholders' equity                                             $ 25,849,883       $ 20,692,783
                                                                                   ===================================

See accompanying notes

                                                                                                                  2

                         eMed Technologies Corporation

                        Unaudited Statements of Income


                                                   NINE MONTH PERIOD ENDED
                                                         SEPTEMBER 30
                                                     2004               2003
                                           -------------------------------------
Revenue:
  Product                                        $12,465,408        $11,335,236
  Service                                          6,907,259          5,974,033
                                           -------------------------------------
Total revenue                                     19,372,667         17,309,269

Cost of revenue:
  Product                                          6,196,665          5,633,979
  Service                                          2,628,774          2,533,774
                                           -------------------------------------
Total cost of revenue                              8,825,439          8,167,753
                                           -------------------------------------

Gross margin                                      10,547,228          9,141,516

Operating expenses:
  Engineering, research, and development           2,105,355          2,114,030
  Sales and marketing                              3,267,024          3,006,554
  General and administrative                       1,834,764          1,880,549
                                           -------------------------------------
Total operating expenses                           7,207,143          7,001,133
                                           -------------------------------------

Income from operations                             3,340,085          2,140,383

Interest income, net                                 134,884            101,569
Other income (expense), net                              302              1,565
                                           -------------------------------------

Income before provision for income taxes           3,475,271          2,243,517

Provision for income taxes                                 -                  -
                                           -------------------------------------

Net income                                      $  3,475,271       $  2,243,517
                                           =====================================

See accompanying notes

                    Statement of Stockholders' equity table
                         eMed Technologies Corporation

                      Unaudited Statements of Cash Flows

                                                                              NINE MONTH PERIOD SEPTEMBER 30
                                                                                   2004              2003
                                                                           ------------------------------------
OPERATING ACTIVITIES
Net income                                                                     $ 3,475,271        $  2,243,517
Adjustments to reconcile net income  to net cash provided
  by operating activities:
     Depreciation and amortization                                                  96,470             140,960
     Deferred Financing Costs                                                     (601,704)                  -
     Deferred rent                                                                  (4,570)            126,440
     Changes in operating assets and liabilities:
       Accounts receivable                                                         214,338             673,761
       Inventories                                                                (136,288)            140,201
       Prepaid expenses and other assets                                          (385,112)            322,507
       Accounts payable and accrued expenses                                     1,314,038             319,164
       Deferred revenue                                                            377,419             442,271
                                                                           ------------------------------------
Net cash provided by operating activities                                        4,349,862           4,408,821

INVESTING ACTIVITIES
Purchases of property and equipment                                                (43,411)            (76,297)
Decrease in restricted cash                                                        115,000                   -
                                                                           ------------------------------------
Net cash used in investing activities                                               71,589             (76,297)

FINANCING ACTIVITIES
Principal payments of capital lease obligations                                     (6,205)             (3,381)
Proceeds from exercise of stock options                                                 22                   -
                                                                           ------------------------------------
Net cash used in financing activities                                               (6,183)             (3,381)
                                                                           ------------------------------------

Net increase in cash and cash equivalents                                        4,415,268           4,329,143
Cash and cash equivalents at beginning of period                                15,083,525          10,188,539
                                                                           ------------------------------------

Cash and cash equivalents at end of period                                     $19,498,793         $14,517,682
                                                                           ====================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest                                                         $     2,649         $     2,766
                                                                           ====================================
Cash (refunded)/paid for income taxes                                          $   (51,512)        $   (16,891)
                                                                           ====================================


See accompanying notes
                                                                                                            5


                         eMed Technologies Corporation

                    Notes to Unaudited Financial Statements

                              September 30, 2004




1.  NATURE OF BUSINESS

The Company

eMed Technologies Corporation (the Company) was incorporated under the laws of Delaware in March 1992. As a provider of workflow solutions for electronically managing and distributing medical images and related patient information, the Company markets and sells electronic medical imaging systems, and provides related support services to healthcare providers primarily within the United States. The Company operates in one business segment.

Risk

The Company is subject to risks common to rapidly growing technology-based companies, including dependence on key personnel, the need for raising capital, rapid technological change, competition from substitute products and larger companies, and the need for continued market acceptance of its products and services.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2003.

Management believes these unaudited interim financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at September 30, 2004 and the results of its operations and its cash flows for the three months ended September 30, 2004 and September 2003. Results for the three months ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire year.

The unaudited interim financial statements are based upon accounting policies consistent with those used and described in the audited annual financial statements, except as herein noted.

                         eMed Technologies Corporation

Restricted Cash

Restricted cash relates to cash provided as collateral for a letter of credit related to the Company's facility lease. The lease agreement requires the Company to provide, as collateral, a letter of credit drawn on the Company's financial institution for $115,000. On June 3, 2004, the Company's landlord exercised the letter of credit, drawing on the $115,000. The Company is currently in negotiations with the landlord for the return of the prepaid rent and re-instatement of the letter of credit.

Warranty Expense

Equipment that the Company sells generally is covered by a warranty period of one year. The Company accrues a warranty reserve for estimated costs to provide warranty services. The Company's estimate of costs to service its warranty obligations is based on historical experience and an expectation of future conditions. Accrued warranty expense is included in accounts payable and accrued expenses. A roll-forward of warranty activity is as follows:

                                           For the nine month period ended
                                                  September 30
                                              2004               2003
                                         ------------------------------------
Balance at beginning of period               $ 370,461           $ 378,986
   Warranty expense                            377,964             336,975
   Deductions and other                       (236,216)           (201,037)
                                         ------------------------------------
Balance at end of period                     $ 512,209           $ 514,924
                                         ====================================

Significant customers

The Company had no customer with a revenue balance in excess of 10% of total revenues for the nine month periods ending September 30, 2004 and 2003 respectively. The following table summarizes the number of customers that individually comprise greater than 10% of accounts receivable, and their aggregate percentage of total accounts receivable:

                         eMed Technologies Corporation

                                         PERCENTAGE OF TOTAL ACCOUNTS
                                                 RECEIVABLE
                        SIGNIFICANT      ----------------------------
                        CUSTOMERS            A           B
                        ---------------------------------------------

   September 30, 2004          1             *           12%
   December 31, 2003           1            11%           *

*Accounts receivable for this customer represented less than 10% of total accounts receivable as of this period end.

Stock-Based Compensation

The Company has computed the value of options using the minimum value option-pricing model prescribed by SFAS No. 123. The weighted-average fair value of the options granted was $0.01 per share for the nine months ended September 30, 2004 and 2003, respectively using the following assumptions: no dividend yield, a risk-free interest rate of 3.40% and 2.87% for the nine month periods ended September 30, 2004 and September 30, 2003, respectively and an expected life of five years from date of the grant. The weighted-average remaining contractual life of options outstanding was 7.9 years and 6.3 years as of September 30, 2004 and 2003, respectively. The impact of applying SFAS No. 123 to compute pro forma net income was not material to net income in the nine month period ended September 30, 2004 and September 30, 2003.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising costs were approximately $64,000 and $83,000 for the nine month periods ended September 30, 2004 and 2003 respectively.

3.  INVENTORIES

                                               SEPTEMBER 30       December 31
                                                   2004               2003
                                               ---------------------------------
    Raw materials and purchased components          725,762            617,806
    Work-in-process                                  58,814                  -
    Finished goods                                  253,791            284,273
                                               ---------------------------------
                                                 $1,038,367           $902,079
                                               ---------------------------------
                         eMed Technologies Corporation

Included in finished goods are customer demonstration products, which the Company utilizes to facilitate its sales. The Company has continued to classify these as finished goods as these demonstration products have historically been sold to its customers.

4.  PROPERTY AND EQUIPMENT

                                                   ESTIMATED
                                                  USEFUL LIVES             SEPTEMBER 30,      DECEMBER 31,
                                                    (Years)                     2004               2003
                                       ------------------------------------------------------------------------
Furniture and fixtures                                 5                         168,991            168,991
Office equipment and computers                         3                         298,400            287,485
Electronic equipment                                   3                         327,051            292,559
                                          Shorter of life of lease or
Leasehold improvements                   estimated useful life of asset          152,065            152,065
                                                                         --------------------------------------
                                                                                 946,507            901,100
Less accumulated depreciation and amortization                                  (672,238)          (575,776)
                                                                         --------------------------------------

                                                                               $ 274,269          $ 325,324
                                                                         ======================================

Depreciation and amortization expense on property and equipment, including property under capital leases, was $96,470 and $140,960 for the nine month periods ended September 30, 2004 and 2003 respectively.

5.  PREFERRED STOCK

Shares authorized, issued, and outstanding, and the carrying values of the Company's convertible preferred stock, are as follows:

                                                                            SEPTEMBER 30,       December 31,
                                                                                2004                2003
                                                                       --------------------------------------
Series B: 716 shares authorized, issued, and outstanding                     $   700,228        $   700,228
Series C: 450 shares authorized, 448 shares issued, and outstanding            2,235,000          2,235,000
Series E: 345 shares authorized; 343 shares issued, and outstanding            1,561,656          1,561,656
Series F: 1,000 shares authorized, 946 shares issued, and outstanding            946,000            946,000
Series G: 816 shares authorized, 739 shares issued, and outstanding            3,685,349          3,685,349
Series H: 400 shares authorized, issued, and outstanding                       2,000,001          2,000,001
Series J: 8,140,000 shares; 7,544,964 shares issued and outstanding            8,206,639          8,206,639

                         eMed Technologies Corporation

Series K: 4,145,000 shares authorized; 4,142,858 shares issued and
   outstanding                                                                 5,797,466          5,797,466
                                                                       --------------------------------------
                                                                             $25,132,339        $25,132,339
                                                                       ======================================

There are 2,069,967 shares of Preferred Stock undesignated.

Holders of Series L Redeemable Convertible Preferred Stock (Series L Redeemable Convertible Preferred Stock) and Convertible Preferred Stock have the following characteristics:

Prior to the payment of any dividend to the holders of Convertible Preferred Stock, the holders of Series L Redeemable Convertible Preferred Stock are entitled to receive cumulative dividends compounded quarterly at an annual rate sufficient to yield a return of 8% per annum. Accrued dividends at September 30, 2004 were $7,613,020 (At December 31, 2003 - $5,971,712).

6.  COMMON STOCK

Reserved Shares

As of September 30, 2004, the Company had 28,366,498 shares of common stock reserved for issuance upon the exercise of Common Stock options and warrants, and conversion of the outstanding redeemable convertible preferred stock.

7.  EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan, which covers substantially all employees who meet minimum age and service requirements, as defined, and allows participants to defer a portion of their annual compensation on a pretax basis. Under their plan, the Company matches employee contributions up to 3% of the employee's salary, which vests after the employee has been employed by the Company for one year. Total contributions to the plan were $115,165 and $121,294 for the nine month periods ended September 30, 2004 and 2003 respectively.

8.  COMMITMENTS

Leases

The Company leases its facility and certain equipment under operating and capital lease agreements that expire at various dates through 2008. The Company has assets under
                         eMed Technologies Corporation
capital leases in the amount of $42,895 at September 30, 2004, and accumulated amortization in the amount of $17,158 at September 30, 2004.

The Company's facility lease entered into in 2002 contains escalating, as well as, free rent payments, which the Company is recognizing on a straight-line basis, and is included in deferred rent in the accompanying balance sheet.


9. RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA (Canadian GAAP)

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), which differ in significant respects from Canadian GAAP, as described below.


(a) Balance sheets:

                                                      ------------------------------
                                                      SEPTEMBER 30,   December 31,
                                                          2004           2003
     -------------------------------------------------------------------------------
     Total assets under U.S. GAAP                     $ 25,849,883    $ 20,692,783
     Deferred financing costs                              280,455         493,104
     -------------------------------------------------------------------------------
     Total assets under Canadian GAAP                 $ 26,130,338    $ 21,185,887
     -------------------------------------------------------------------------------

     Total liabilities under U.S. GAAP                $  8,053,669    $  6,371,859
     Redeemable convertible preferred stock (i)         34,448,000      29,513,000
     Accrued dividend (i)                                7,613,020       5,971,611
     -------------------------------------------------------------------------------
     Total  liabilities under Canadian GAAP           $ 50,114,689    $ 41,856,470
     -------------------------------------------------------------------------------

     Total stockholders' equity under U.S. GAAP       $ 17,796,214    $ 14,320,924
     Redeemable convertible preferred stock (i)        (41,780,800)    (34,992,000)
     -------------------------------------------------------------------------------
     Total stockholders' equity under Canadian GAAP   $(23,984,586)   $(20,671,076)
     ===============================================================================


 (b) Statements of Income:

     ----------------------------------------------------------------------------------
                                                           Nine month period ended
                                                                  September 30
                                                       --------------------------------
                                                           2004                  2003
     ----------------------------------------------------------------------------------
     Net income under U.S. GAAP                         $ 3,475,271    $ 2,243,517

     Dividends and debt accretion treated as interest
     expense (i)                                         (6,779,000)    (5,639,000)
     ----------------------------------------------------------------------------------

     Loss from operations under Canadian GAAP           $(3,303,729)   $(3,395,483)
     ==================================================================================

                         eMed Technologies Corporation

The significant differences between United States and Canadian GAAP and their effect on the financial statements of the Company are described below:

     (i) For all periods presented, the Company had Series L redeemable convertible preferred stock which is described in Note 5 of the audited annual financial statements for December 31, 2003.

          For U.S. GAAP purposes, all of the net proceeds received from the issuance of series L redeemable convertible preferred stock, were recorded in stockholders' equity.

          Under Canadian GAAP, financial instruments are accounted for in accordance with CICA Section 3860, Financial Instruments--Presentation and Disclosure ("CICA 3860"). CICA 3860 requires financial instruments that consist of both elements of debt and equity be accounted for in accordance with the substance of the contractual arrangement on initial recognition. Therefore, as a result of the redemption features contained in the redeemable convertible stock, for purposes of Canadian GAAP, the Company has recognized a compound instrument with separate recognition of the financial liability and equity components. The amounts previously treated as dividends have been treated as interest expense for respective periods, based on the computations relative to the financial liability component for those years. Similarly, share issue costs related to the financial liability component is set up as deferred financing costs and amortized over the term of financial instrument.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 13, 2005


                                                     CEDARA SOFTWARE CORP.




                                                     By: /s/ Brian Pedlar
                                                         ---------------------
                                                     Brian Pedlar
                                                     Chief Financial Officer